Exhibit 4.5

AMENDMENT NUMBER 1

TO THE

KELLOGG COMPANY – BAKERY, CONFECTIONERY, TOBACCO WORKERS

AND GRAIN MILLERS

SAVINGS AND INVESTMENT PLAN

(AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 2016)

WHEREAS, the Kellogg Company (the “Company”) maintains the Kellogg Company – Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (as amended and restated effective January 1, 2016) (the “Plan”) for the benefit of eligible union employees of the Company and its affiliates;

WHEREAS, under Section 13.2 of the Plan, the Company and the Union (as such terms are defined under the Plan) have authorized the Administrative Committee to amend or modify the provisions of the Plan by a unanimous vote; and

WHEREAS, the Administrative Committee desires to amend the Plan to expand the distribution options available to participants;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the power given to the Administrative Committee under Section 13.2 of the Plan, the Plan is hereby amended, effective as of January 1, 2016:

1. Sections 8.2(d) and 8.2(e) of the Plan are replaced with Section 8.2A as set forth below:

Section 8.2A Forms of Payment

A Participant who is entitled to a distribution from the Plan under this Article 8 may elect to receive payment in one of the following forms of payment:

(a) Lump Sum. Payment of a Participant’s Account Balance will be made in the form of a single lump sum unless the Participant elects one of the optional forms of payment in subsections (b) or (c) below, subject to Section 8.2.

A Distributee or other Beneficiary who elects a single lump sum distribution may elect to receive all or any portion of the Participant’s Accounts that is invested in Company Stock in whole shares of Company Stock, except that the value of any fractional share will be paid in cash.

(b) Installments. Monthly installments of a fixed amount payable until the Account Balance is exhausted. Such fixed amount may be changed by the Participant as of any month by giving advance notice to the Plan Administrator in accordance with procedures adopted by the Plan Administrator.

(c) Special Payment Request Option. A one-time payment of a portion of the Account Balance at any time. A Participant may make any number of such requests. Partial distributions cannot include any amount of Company Stock.

(d) Earnings Installment Payment Option. Prior to January 1, 2016, Participants could elect monthly installments based on a principal amount equal to the Account Balance at the date of the election. Subject to Section 8.7, Participants who made that election before January 1, 2016 may continue to receive a monthly installment payment equal to the Participant’s Account Balance on the date the payment is made less the principal amount. If a Participant’s Account Balance is less than the principal amount on any payment date, no installment payment will be made for the month. This form of payment is not available to Participants who become eligible for a distribution under this Article 8 on and after January 1, 2016.

* * *

IN WITNESS WHEREOF, the duly authorized Members of the Administrative Committee have executed this Amendment Number 1 to the Kellogg Company – Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (as amended and restated effective January 1, 2016), effective as of the dates stated herein.

KELLOGG COMPANY – BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS

For the Union

/s/ David B. Durkee

Date:	August 11, 2016

For the Employer (Kellogg Company)

/s/ Gary Pilnick

Date:	8/12/16

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